Mail Stop 4561

June 30, 2006

G. Lynn Boggs, Chief Executive Officer
Goldleaf Financial Solutions, Inc.
9020 Overlook Boulevard, Third Floor
Brentwood, Tennessee 37027

> **RE:** **Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.)**
> **Registration Statement on Form S-1/A**
> **File No. 333-133542**
> **Filed June 6, 2006**
>
> **Form 10-K/A for the fiscal year ended December 31, 2005 filed on June 7, 2006**
>
> **Form 10-Q/A for the fiscal quarter ended March 31, 2006 filed on June 7, 2006**

Dear Mr. Boggs:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Prospectus Summary

1. We note your response to our prior comment 6 of our letter dated May 25, 2006. With respect to the reliance on information from the FDIC, you tell us that the information is publicly available at www.fdic.gov. Advise us of the precise url on which this information appears and further advise as to whether the url is currently accessible by the public. With respect to the information provided by IDC, we note that FBR purchased the report and it was available for your use in the prospectus. Please advise whether this report is available for nominal cost. If not, you should provide a consent for the use of the information or adopt it as the company's own. As for the Dun and Bradstreet information, please advise us as to whether the information is publicly available for no or nominal charge.

Summary Consolidated Financial Data

Consolidated Balance Sheet Data, page 9

2. Refer to your response to comment 10 of our letter dated May 25, 2006. Your revised presentation excluding the items disclosed in footnotes 2 and 3 to arrive at "total liabilities and "total assets" does not comply with SAB 70 and represents non-GAAP measures not in compliance with Item 10(e) of Regulation S-K. Revise accordingly. This comment also applies to your revised presentation on pages 28, 31-32, 49 and 50.

Risk Factors

"We generate a majority of our revenues . . .", page 10

3. Refer to our prior comment 12 of our letter dated May 25, 2006. Revise to address the 2005 revenue of BusinessManager.

We may acquire companies that have significant deficiencies . . .", page 11

4. We note your revisions in response to our prior comment 14 of our letter dated May 25, 2006 and we reissue a part of the comment. In light of the steps you have taken to remediate the material weaknesses, disclose whether you believe the material weaknesses continue to exist. Also, please address the material weaknesses identified by Grant Thornton in April 2006, namely lack of segregation of duties and inconsistent application of GAAP. We note that your response indicates that the issues had been remediated as of the date of filing for your first quarter 10-Q.

5. We note your revisions in response to our prior comment 16 of our letter May 25, 2006. Explain how it is that your certifying officers were able to reach an effectiveness conclusion regarding your disclosure controls and procedures given that you advise us that the problems you encountered related "primarily to the application of accounting standards." In this regard, you tell us that the problems did not result from "a lack of awareness" of these standards or a "failure to apply them."

6. Refer to your response to comment 14 in our letter dated May 25, 2006. Submit the Grant Thornton LLP letter dated April 17, 2006 as supplemental material on EDGAR as required by Rule 101 of Regulation S-T.

Management's Discussion and Analysis, page 33

Overview

7. We reissue portions of our prior comments 18 and 21 of our letter dated May 25, 2006. As indicated in our prior comment, the discussion of your results of operations for 2005 and 2004 states that you encountered management and personnel turnover in the sales force for BusinessManager. You should consider disclosing this and describing the impact it has had on the performance of your principal product. Also elaborate on why new sales for BusinessManager were lower than necessary to increase participation fees despite relatively stable attrition rates for small businesses. Finally, describe in detail the purpose of the acquisitions given the declining performance of BusinessManager. If management believed there was too much dependence on your principal product, then clearly disclose this assessment and supplement the discussion of the broadening of your "focus" to clearly describe the shift in your strategy and the impact the performance of BusinessManager had on the shift. Your disclosure currently indicates that the performance of BusinessManager was part of the reason management decided to broaden your focus. To the extent other considerations compelled management to acquire Captiva, P.T.C., and Goldleaf Technologies, describe management's strategy and the factors it considered in seeking to expand its "suite of solutions."

Business, page 54

Intellectual Property and Other Proprietary Rights, page 62

8. We note your response to our prior comment 30 of our letter May 25, 2006 and the fact that you have not provided disclosure relating to the intellectual property and/or technology that you license from third parties. With a view toward disclosure, please provide us with a materially complete description of the intellectual property and/or technology that you license from third parties and describe the reasons why you believe that prospectus disclosure of this information is not required. In your response, as requested in our prior comment, please explain to us the material terms of these agreements, such as the right to terminate and/or raise prices during the term of the relevant agreement. You might also consider disclosing the duration and any limitations on the scope of any material agreement. Finally, as indicated in our prior comment, any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement.

Executive Compensation, page 68

9. We note your response to our prior comment 31 of our letter dated May 25, 2006.
    Please note that "Other Annual Compensation is limited to the five categories
    specified in 402(b)(2)(iii)(C) of Regulation S-K. If you believe that the loan
    forgiveness and prepayment of non-compete clause of Mr. Baroco's employment
    agreement fall within the five enumerated categories, please provide us with an
    analysis consistent with the requirements of Item 402(b)(2)(iii)(C). Provide us
    with a similar analysis as it related to the taxable fringe benefits for the company-
    owned car given to Mr. Baroco. Otherwise, it would appear that these amounts
    should be considered the equivalent of a bonus.

Certain Relationships and Related Transactions, page 77

10. Refer to our prior comment 32 of our letter dated May 25, 2006. Please provide a
    context for why the underwriters are acquiring more than 50% of the voting
    securities, i.e., this is a firm commitment underwriting.

Financial Statements

Unaudited Pro Forma Consolidated Financial Data, page F-2

11. We note that you have presented the unaudited consolidated statement of
    operations data for the three months ended March 31, 2006 to give effect to the
    acquisition of Goldleaf Technologies as if it had occurred on January 1, 2006.
    Pro forma adjustments should be computed assuming the transaction occurred at
    the beginning of the fiscal year presented (January 1, 2005) and be carried
    forward through any interim period presented. See Rule 11-02(c) (2) of
    Regulation S-X and revise accordingly.

12. Revise to present cost of revenues in accordance with Article 11-02(b) (3) of
    Regulation S-X.

Notes to Unaudited Pro Forma Consolidated Financial Data, page F-5

13. We note that your valuation of shares issued as consideration in the Goldleaf
    Technologies, Captiva and KVI Capital acquisitions reflects the share prices on
    January 1, 2006 for Goldleaf, and January 1, 2005 for Captiva and KVI Capital.
    Despite your response to comment 39 in our letter dated May 25, 2006, you
    should revise to present the share valuations based on measurement dates that
    comply with the requirements of paragraph 22 of SFAS 141. That is, although the
    pro forma consolidated financial data are to be presented as if the acquisitions

occurred on January 1, 2005 (the beginning of the fiscal year presented), the valuations should reflect the actual measurement date for each acquisition.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Revenue Recognition, page F-34

14. In your response to comment 45, you state that PCS is the only undelivered element in these arrangements. You also describe non-PCS services that are delivered over the course of an average of four months. It is unclear to us how you determined that PCS is the only undelivered element since you indicate over a four-month service period you amortize the non-PCS deliverables of installation, training and marketing services. That is, because you have not established VSOE for the license or for any non-PCS services, tell us how you determined that your accounting complies with paragraph 12 of SOP 97-2 that would require the deferral of the license fee and all non-PCS revenue until all non-PCS services are delivered.

15. It is unclear to us why you do not believe you have the ability to track individual contracts when it appears that upon each merchant funding you recognize participation fees. Clarify if the delivery period for non-PCS services is assumed to end upon the first merchant funding and you recognize participation fees for each merchant funding, why you believe you cannot track these dates without incurring additional expense, as described in your response to comment 46.

16. In your response to comment 47 you state that larger participation fees are charged in the first 30 days after a new merchant "signs up on the BusinessManager solution" and that this larger fee is a "result of the significant sales and marketing services that our business development managers provide to the client". Clarify when this 30 day period begins and whether the services provided by your business development managers are part of the undelivered services described in your response to comment 45.

Note 4 – Sale of Bank Insurance Division, page F-42

17. According to your response to comment 50 of our letter dated May 25, 2006, you "reclassified" the gain from the sale of your bank insurance division from revenue to other income for fiscal year 2003. Tell us why you do not believe that this revision represents the correction of error requiring disclosures under APBO No. 20. If applicable, provide us with your SAB 99 analysis.

<u>Audited Financial Statements of Total Bank Technology, L.L.C. and Total Bank Technology Solutions, Inc.</u>

18. Your response to comment 55 of our letter dated May 25, 2006 notwithstanding, it does not appear that the requirements of Item 3-05(b)(2) of Regulation S-X are satisfied by the financial statements you have presented for Total Bank Technology, L.L.C. and Total Bank Technology Solutions, Inc. for the years ended December 31, 2003 and 2004, respectively. Because the Captiva transaction was not consummated until December 9, 2005, it appears that interim financial statements for Captiva Solutions should be presented for the interim periods specified in Rules 3-01 and 3-02.

19. Expand your revenue recognition policy description to specifically indicate the GAAP basis for your revenue recognition for each revenue stream. Refer to your response to comment 48 of our May 25, 2006 letter and tell us whether the Total Bank Technology entities or Captiva applied the provisions of SOP 97-2 for core data processing revenue prior to the December 2005 acquisition.

<u>Audited Financial Statements of KVI Capital, Inc.</u>

20. With regard to your response to comment 58 in our letter dated May 25, 2006 we have the following comments:

    a. Further clarify how you believe you have met the requirements of Rule 3-06 by providing separate financial statements of the acquired business for nine to twelve months when you have only provided separate financial statements of the acquired business for four months. Tell us why you believe that the five months post-acquisition activity of the acquired business which is included in your audited financial statements should be considered as part of the separate financial statements of the acquired business. That is, it appears that the financial statements required to be included in the current registration statement would be the same financial statements that would have been required to be filed in an Item 2.01 Form 8-K, the due date for which is 75 days from the date of consummation.

    b. Provide us with your computations of the significance tests required by Rule 3-05 of Regulation S-X supporting your determination that one year of audited financial information is required for KVI Capital.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tamara Tangen at (202) 551-3443 or Craig Wilson at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Charles D. Vaughn, Esq.
        by facsimile at 404-817-6085